UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 28, 2012

Press Release

Luxottica raises cash dividend for FY 2011 by 11.4% to Euro 0.49 per share

Positive start to 2012: double-digit growth in Group net sales for first two months of the year

Milan, Italy, February 28, 2012 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sales of premium, luxury and sports eyewear, met today to approve the draft Statutory Financial Statements and its Consolidated Financial Statements for the year ended December 31, 2011 in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS).

Fiscal Year 2011(1)

(in millions of Euro)	FY11	FY10	Change

Net sales	6,222.5	5,798.0	+7.3% (+9.9% at constant exchange rates(2))

Operating income	807.1	712.2	+13.3%
Adjusted(3),(4)	820.9	732.6	+12.0%

Net income attributable to Luxottica Group Stockholders	452.3	402.2	+12.5%
Adjusted(3),(4)	455.6	402.7	+13.1%

Earnings per share	0.98	0.88	+12.0%
Adjusted(3),(4)	0.99	0.88	+12.7%
In US$ adjusted(3),(4)	1.38	1.16	+18.4%

Fourth quarter of 2011(1)

(in millions of Euro)	Q411	Q410	Change

Net sales	1,509.0	1,346.5	+12.1% (+11.2% at constant exchange rates(2))

Operating income	128.4	96.1	+33.5%
Adjusted(3),(4)	139.3	116.6	+19.5%

Net income attributable to Luxottica Group Stockholders	64.4	55.1	+16.8%
Adjusted(3),(4)	72.7	55.6	+30.8%

Earnings per share	0.14	0.08	+82.0%
Adjusted(3),(4)	0.16	0.12	+30.2%
In US$ adjusted(3),(4)	0.21	0.16	+29.2%

The adjusted data for 2011 does not include an extraordinary gain of approximately Euro 19 million related to the acquisition in 2009 of a 40% stake in Multiopticas Internacional; non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12 million; non-recurring restructuring costs in the Retail Division of approximately Euro 11 million; and non-recurring reorganization costs for Luxottica’s OPSM business of approximately Euro 9.5 million. The adjusted data for 2010 does not include an impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of Luxottica’s assets in Australia; and the release in 2010 of a provision for taxes of approximately Euro 20 million related to the sale of the Things Remembered retail business in 2006.

Luxottica’s growth trend continued throughout 2011, with the highest net sales results recorded in the Group’s history and a more than proportional increase in profitability. Both Divisions made major contributions to these results, owing to the strong performance of the business in all of the regions in which the Group operates.

“The results achieved in 2011 were driven by the entire Group’s strong commitment, careful planning and impeccable execution and represent the basis for the long-term growth of Luxottica”, said Andrea Guerra, Chief Executive Officer of Luxottica.

“During the year we laid the foundation for our future success by increasing investments by about 30% through expansion of our retail store chains; further strengthening our brand portfolio; increasing our production capacity; and improving our technological platforms. We have the opportunity, in the coming years, to serve roughly 2 billion potential new consumers worldwide and this is a challenge we embrace with great enthusiasm and determination.

“I believe that 2012 looks to be another successful year and, if we continue to be resolute and at the same time simple and fast, we will continue the trends exhibited during 2011. There are a great many opportunities to promote solid growth for Luxottica, both in emerging and more mature markets.

“The first two months of 2012 have been particularly positive. In January and February, we experienced double-digit growth in Group net sales.”

Action plans for 2012

In 2012, Luxottica will develop its action plans guided by three main principles: Grow, Simplify and Connect.

Grow

Luxottica aims at continuing its growth throughout 2012 in all the main geographic areas where the Group operates. In particular, Luxottica expects to achieve especially significant results in the following regions strategically important to the Group:

•                  In the emerging markets, Luxottica estimates a Group 2012 net sales increase of more than 30%;

•                  In North America, comparable store sales of the Retail Division are expected to grow between 5% and 7% in 2012, and net sales of the Wholesale Division by more than 15%; and

•                  In Western Europe, Group’s net sales are expected to increase between 4% and 6% in 2012.

Emerging markets are expected to represent a formidable driving force for both Luxottica Divisions during 2012. Emerging market countries in which Luxottica presently operates currently represent about 22% of net sales for the Wholesale Division and recorded about 20% growth in 2011. Luxottica also forecasts that in 2012 the Group will continue this development trend as a result of the investments it has made in this area of its business including the recently completed acquisition of Tecnol, a leading eyewear operator in Brazil. Largely as a result of the actions taken to date, Luxottica expects that net sales in emerging markets could represent approximately 30% of the Wholesale Division’s net sales in 2015. The Wholesale Division’s global presence will drive Luxottica’s ability to exploit the best opportunities wherever they appear.

Additionally, Luxottica’s plans for growth in the emerging markets are based on the continued roll-out of Sunglass Hut stores in this area, performance of the newly acquired GMO chain (since 2011) in Latin America and continued excellent results from China. In particular, Latin America represents an area with significant potential, where the Group can benefit from the synergies that are expected to occur between Tecnol and GMO.

Following the excellent results achieved in North America over the past two years, Luxottica aims to continue the balanced growth of both Divisions in this particularly strategic region for the Group.

During 2012, LensCrafters will further strengthen its role as a point of reference in the North American eyewear market. The innovative technologies introduced by the Group, such as the digital vision measurement system Accufit, will allow LensCrafters to provide enhanced levels of accuracy and precision and further improve the quality of service delivered to customers.

The Wholesale Division expects continued growth in sales of premium and luxury brands and this, coupled with the consistently outstanding services offered, will allow the Wholesale Division to further establish itself in the North American market. Adding to the Wholesale Division’s expected success in 2012 is the highly successful launch of the first Coach eyewear collections, which has delivered extremely positive results during the first two months of 2012.

Simplify

Over the next few years, approximately 2 billion new consumers will enter the market, bringing with them a broader range of great opportunities for Luxottica, but, at the same time, the market will be more uncertain. Simplicity and speed, and the ability to adapt and evolve rapidly have always been fundamental features of Luxottica. These traits, along with a determination to exploit opportunities when they arise, will represent the keys to success in 2012.

As a result of the successful implementation of Luxottica’s business strategy, 2011 was a positive year for the Retail Division in Australia, with comparable store sales(5) increasing by approximately 10% in the fourth quarter of 2011. During 2012, Luxottica aims to further strengthen the market position of OPSM, the main eyewear chain in the region, through a plan that foresees 50 new points of sale in the next 24 months, expenditures of over 40 million Australian dollars for OPSM retail store expansion, implementation of new technologies, and marketing and reorganization of the other Group retail chains in the region. Once these action plans are implemented, the Retail Division is expected to grow in the region between 8% and 12% in 2012.

Connect

The ability to develop closer and longer lasting relationships with customers and consumers along with an ability to tell comprehensive stories about the many brands in our portfolio will increasingly become critical factors driving the Group’s continued success.

In the past few years, Sunglass Hut, the leading global “sun” specialty retail chain, has proven exceptional at exhibiting such qualities. In 2011, the overall comparable store sales(5) grew by 8.7% worldwide, achieving the best performance in the brand’s history. Luxottica expects that the success of Sunglass Hut is likely to continue throughout 2012, as a result of growth in the so-called “sun belt” countries (geographic areas with a high number of sunny days per year and highly inclined to consumerism), including Europe, and by exploiting existing opportunities in the “travel retail” and “department stores” channel.

Sunglass Hut is on a trajectory of worldwide expansion as a direct result of investments made in Mexico, ongoing business activities in Brazil and China and build-out of the brand in India.  As a result, the number of Sunglass Hut stores is targeted to reach the 4,000 mark by 2015.

2012 will be a particularly important year for Oakley, after six consecutive years of double-digit growth, a trend that is expected to continue into 2012. Oakley has succeeded in building exceptional relationships with top athletes in a variety of sports and will benefit from enhanced exposure at the London Olympics where it is also a sponsor.

Further benefits will also arise from the expansion of the OCP program (Oakley Custom Program), a key driver of business growth, creating opportunities for Oakley’s entire digital platform. Investments in India, China, Brazil and Europe will also continue and sales in these areas are expected to grow significantly, owing to stronger investments in style and technology for the optical segment.

Group trends in 2011

As a consequence of the positive growth enjoyed throughout all quarters of the year, total net sales for 2011 exceeded Euro 6.2 billion, an unprecedented result for Luxottica, as compared to the previous record of Euro 5.8 billion in 2010 (+7.3% at current exchange rates and 9.9% at constant exchange rates(2)).

The year’s operating performance once again confirmed the success of Luxottica’s strategy of increasing profitability. More specifically, adjusted EBITDA(3),(4) for the full year grew significantly (+9.8% compared to 2010) totaling Euro 1,135.9 million. The adjusted EBITDA(3),(4) margin increased from the 17.8% recorded for 2010 to 18.3% in 2011. In the fourth quarter of 2011, adjusted EBITDA(3),(4) showed a 16.6% increase from the same period of the previous year, to Euro 224.7 million, with an adjusted EBITDA(3),(4) margin of 14.9% (14.3% in the fourth quarter of 2010).

Growth in adjusted operating income(3),(4) for 2011, amounting to Euro 820.9 million, up 12% from the figure recorded at the end of 2010. The Group’s adjusted operating margin(3),(4) therefore increased from 12.6% for 2010 to 13.2% for 2011. In the fourth quarter of the year, adjusted operating income(3),(5) was Euro 139.3 million as compared with Euro 116.6 million recorded for the same period of the previous year (+19.5%), with an adjusted operating margin(3),(4) up from 8.7% to 9.2%, thus confirming the effectiveness of the measures taken to improve profitability.

Operating income of the Wholesale Division in 2011 amounted to Euro 529.1 million (+14.6% over 2010), with an operating margin of 21.5% (+80 bps as compared with the previous year).

In 2011 the Retail Division recorded adjusted operating income(3),(4) of Euro 448.7 million, up 5.7% from 2010, with an adjusted operating margin(3),(4) of 11.9%, in line with the previous year.

Adjusted net income(3),(4) for the year amounted to Euro 455.6 million, up 13.1% from Euro 402.7 million for last year, corresponding to adjusted Earnings per Share (EPS)(3),(4) of Euro 0.99. In the fourth quarter of 2011, adjusted net income(3),(4) went from Euro 55.6 million to Euro 72.7 million (+30.8%).

By carefully controlling working capital, the Group generated strong free cash flow(4), reaching approximately Euro 500 million during the year. As a result, net debt(4) as of December 31, 2011 decreased further, falling to Euro 2,032 million (Euro 2,111 million at the end of 2010), and the ratio of adjusted net debt to EBITDA(3),(4) was 1.7x, as compared with the 2.0x at the end of 2010. For 2012, a further decrease in financial leverage is expected.

§

The Board of Directors will submit a motion to the General Meeting of Shareholders recommending the distribution of a cash dividend of Euro 0.49 per ordinary share. The total dividend amount will be approximately Euro 225 million, equal to a payout of approximately 50% of the consolidated net income of the Group.

The Board of Directors has agreed to convene the General Meeting of Shareholders on April 27 on first call and April 28 on second call to approve the 2011 Statutory Financial Statements. The cash dividend will be payable on May 24, 2012 (with record date of May 23, 2012). Regarding the American Depositary Shares (ADS) listed on the New York Stock Exchange, the record date will be May 23, and according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars is expected to be May 31, 2012. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 24, 2012. The General Meeting of Shareholders will also consider proposals relating to the election of the members of the Boards of Directors and of Statutory Auditors, as current terms will expire concurrently with the General Meeting; on the revision of fees for the Group’s independent registered accounting firm; and will also review the Compensation Policy of the Group.

§

Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period 2009-2011 set forth in the 2009 Performance Share Plan adopted by the Board of Directors on May 7, 2009, the Board of Directors has assigned 1,505,400 Luxottica Group shares to 31 beneficiaries under the Plan. Detailed information on the assignment will be included, as required by Article 84-bis of Consob resolution no. 11971/99 (Regulations for Issuers), in the remuneration report to be published pursuant to Article 123-ter of Legislative Decree 58/1998.

§

The Board of Directors today approved the issuance of senior long term notes to institutional investors prior to the end of 2012. The principal amount of the notes will be up to Euro 500 million. Final terms of the notes will be determined at pricing based on market conditions at the time.

§

Results for fiscal year 2011 will be reviewed tomorrow, February 29, 2012, starting at 9:30 AM GMT, during a presentation to the financial community in Milan. The presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4038
E-mail: ivan.dompe@luxottica.com	E-mail: InvestorRelations@Luxottica.com

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three and twelve-month periods ended as of December 31, 2011 and December 31, 2010, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) The adjusted data for 2011 does not include an extraordinary gain of approximately Euro 19 million related to the acquisition in 2009 of a 40% stake in Multiopticas Internacional; non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12 million; non-recurring restructuring costs in the Retail Division of approximately Euro 11 million; and non-recurring reorganization costs for Luxottica’s OPSM business of approximately Euro 9.5 million. The adjusted data for 2010 does not include an impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of Luxottica’s assets in Australia; and the release in 2010 of a provision for taxes of approximately Euro 20 million related to the sale of the Things Remembered retail business in 2006.

(4) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income, adjusted operating margin, free cash flow, net debt, adjusted net debt/EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

(5) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,100 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2011	2010	% Change

NET SALES	1,509,030	1,346,492	12.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	64,380	55,110	16.8%

BASIC EARNINGS PER SHARE (ADS)(2):	0.14	0.08	82.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2011	2010	% Change

NET SALES	2,034,474	1,828,940	11.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	86,797	74,855	16.0%

BASIC EARNINGS PER SHARE (ADS) (2):	0.19	0.10	80.6%

Notes :	2011	2010
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	461,309,163	459,207,853
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3482	1.3583

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2011	2010	% Change

NET SALES	6,222,483	5,798,035	7.3%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	452,343	402,187	12.5%

BASIC EARNINGS PER SHARE (ADS) (2)	0.98	0.88	12.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2011	2010	% Change

NET SALES	8,661,696	7,686,455	12.7%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	629,661	533,179	18.1%

BASIC EARNINGS PER SHARE (ADS)(2)	1.37	1.16	17.6%

Notes :	2011	2010
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	460,437,198	458,711,441
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3920	1.3257

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2011	% of sales	2010	% of sales	% Change

NET SALES	1,509,030	100.0%	1,346,492	100.0%	12.1%
COST OF SALES	(546,281)		(460,810)
GROSS PROFIT	962,748	63.8%	885,682	65.8%	8.7%
OPERATING EXPENSES:
SELLING EXPENSES	(509,191)		(468,728)
ROYALTIES	(26,200)		(25,094)
ADVERTISING EXPENSES	(101,712)		(85,397)
GENERAL AND ADMINISTRATIVE EXPENSES	(167,603)		(169,329)
TRADEMARK AMORTIZATION AND OTHER	(29,672)		(40,989)
TOTAL	(834,379)		(789,536)
OPERATING INCOME	128,370	8.5%	96,147	7.1%	33.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(31,258)		(28,487)
INTEREST INCOME	2,079		2,669
OTHER - NET	2,674		(2,258)
OTHER INCOME (EXPENSES)-NET	(26,505)		(28,076)
INCOME BEFORE PROVISION FOR INCOME TAXES	101,864	6.8%	68,071	5.1%	49.6%
PROVISION FOR INCOME TAXES	(36,762)		(32,017)
NET INCOME FROM CONTINUING OPERATIONS	65,102		36,053
DISCONTINUED OPERATIONS	0		19,944
NET INCOME	65,102	4.3%	55,997	4.2%	16.3%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	64,380	4.3%	55,110	4.1%	16.8%
- NON-CONTROLLING INTERESTS	722	0.0%	887	0.1%
NET INCOME	65,102	4.3%	55,997	4.2%	16.3%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.14		0.08
TOTAL	0.14		0.12
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.14		0.08
TOTAL	0.14		0.12

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	461,309,163		459,207,853
FULLY DILUTED AVERAGE NUMBER OF SHARES	464,077,965		461,315,447

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2011	% of sales	2010	% of sales	% Change

NET SALES	6,222,483	100.0%	5,798,035	100.0%	7.3%
COST OF SALES	(2,168,065)		(1,990,205)
GROSS PROFIT	4,054,419	65.2%	3,807,830	65.7%	6.5%
OPERATING EXPENSES:
SELLING EXPENSES	(1,994,979)		(1,896,521)
ROYALTIES	(106,322)		(99,606)
ADVERTISING EXPENSES	(408,483)		(371,852)
GENERAL AND ADMINISTRATIVE EXPENSES	(647,664)		(623,875)
TRADEMARK AMORTIZATION AND OTHER	(89,831)		(103,818)
TOTAL	(3,247,278)		(3,095,672)
OPERATING INCOME	807,140	13.0%	712,158	12.3%	13.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(121,067)		(106,987)
INTEREST INCOME	12,472		8,494
OTHER - NET	(3,273)		(8,130)
OTHER INCOME (EXPENSES)-NET	(111,868)		(106,623)
INCOME BEFORE PROVISION FOR INCOME TAXES	695,272	11.2%	605,535	10.4%	14.8%
PROVISION FOR INCOME TAXES	(236,972)		(218,220)
NET INCOME FROM CONTINUING OPERATIONS	458,300	7.4%	387,315	6.7%	18.3%
DISCONTINUED OPERATIONS			19,944
NET INCOME	458,300	7.4%	407,259	7.0%	12.5%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	452,343	7.3%	402,187	6.9%	12.5%
- NON-CONTROLLING INTERESTS	5,957	0.1%	5,072	0.1%
NET INCOME	458,300	7.4%	407,259	7.0%	12.5%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.98		0.83
TOTAL	0.98		0.88
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS	0.98		0.83
TOTAL	0.98		0.87

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	460,437,198		458,711,441
FULLY DILUTED AVERAGE NUMBER OF SHARES	463,296,262		460,535,397

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO

	December 31, 2011	December 31, 2010

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	905,100	679,852
ACCOUNTS RECEIVABLE - NET	714,033	655,892
INVENTORIES - NET	649,506	590,036
OTHER ASSETS	230,850	226,759
TOTAL CURRENT ASSETS	2,499,489	2,152,539

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,169,066	1,096,204
GOODWILL	3,090,563	2,890,397
INTANGIBLE ASSETS - NET	1,350,921	1,287,933
INVESTMENTS	8,754	54,083
OTHER ASSETS	147,625	148,125
DEFERRED TAX ASSETS	377,739	364,299
TOTAL NON-CURRENT ASSETS	6,144,667	5,841,040

TOTAL	8,644,156	7,993,579

CURRENT LIABILITIES:
BANK OVERDRAFTS	193,834	158,648
CURRENT PORTION OF LONG-TERM DEBT	498,295	197,566
ACCOUNTS PAYABLE	608,327	537,742
INCOME TAXES PAYABLE	39,859	60,067
OTHER LIABILITIES	632,932	549,280
TOTAL CURRENT LIABILITIES	1,973,247	1,503,303

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,244,583	2,435,071
LIABILITY FOR TERMINATION INDEMNITIES	45,286	45,363
DEFERRED TAX LIABILITIES	456,375	429,848
OTHER LIABILITIES	299,545	310,590
TOTAL NON-CURRENT LIABILITIES	3,045,789	3,220,872

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,612,928	3,256,375
NON-CONTROLLING INTEREST	12,192	13,029
TOTAL STOCKHOLDERS’ EQUITY	3,625,120	3,269,404

TOTAL	8,644,156	7,993,579

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE TWELVE-MONTH PERIODS ENDED

DECEMBER 31, 2011 AND DECEMBER 31, 2010

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2011

Net Sales	2,456,341	3,766,143		6,222,483
Operating Income	529,073	436,869	(158,802)	807,140
% of Sales	21.5%	11.6%		13.0%
Capital Expenditure	153,229	179,493		332,721
Depreciation & Amortization	85,765	148,292	89,831	323,889

2010

Net Sales	2,236,403	3,561,632		5,798,035
Operating Income	461,854	424,384	(174,080)	712,158
% of Sales	20.7%	11.9%		12.3%
Capital Expenditure	98,724	131,633		230,358
Depreciation & Amortization	79,028	139,216	103,818	322,062

Major currencies

	Three months ended	Twelve months ended	Three months ended	Twelve months ended
	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2010
Average exchange rates per € 1

US$	1.34815	1.39196	1.35827	1.32572

AUD	1.33156	1.34839	1.37471	1.44231

GBP	0.85727	0.86788	0.85944	0.85784

CNY	8.56824	8.99600	9.04049	8.97123

JPY	104.22219	110.95860	112.10182	116.23857

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share. For comparative purposes, management has adjusted each of the foregoing measures by excluding, as applicable, the following:

(a) an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately €12 million,including the adjustment of treasury shares to Group employees;

(c) non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million;

(d) non-recurring OPSM re-organization costs for approximately €9.5 million;

(e) the release in 2010 of a provision for taxes of approximately Euro 20 million related to the sale of the Things Remembered retail business in 2006; and

(f) a non-recurring impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of the Company assets in the Asia Pacific region.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	4Q2011					4Q2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,509.0	222.8	128.4	64.4	0.14	1,346.5	172.3	96.1	55.1	0.08

> Adjustment for Multiopticas Internacional extraordinary gain		1.9	1.9	1.9

> Adjustment for restructuring costs in the Retail Division		(0.9)	(0.9)	(0.3)

> Adjustment for OPSM re-organization		0.7	9.6	6.7

> Adjustment for goodwill impairment charge							20.4	20.4	20.4

> Adjustment for tax provision related to discontined operations									(19.9)

Adjusted	1,509.0	224.7	139.3	72.7	0.16	1,346.5	192.8	116.6	55.6	0.12

Retail Division

	4Q2011					4Q2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	952.8	136.0	94.8	n.a.	n.a.	833.0	105.4	70.5	n.a.	n.a.

> Adjustment for restructuring costs in Retail Division		(0.9)	(0.9)

> Adjustment for OPSM re-organization		0.7	0.7

Adjusted	952.8	135.9	94.7	n.a.	n.a.	833.0	105.4	70.5	n.a.	n.a.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	FY 2011					FY 2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	6,222.5	1,131.0	807.1	452.3	0.98	5,798.0	1,013.8	712.2	402.2	0.88

> Adjustment for Multiopticas Internacional extraordinary gain		(19.0)	(19.0)	(19.0)

> Adjustment for 50th anniversary celebrations		12.0	12.0	8.5

> Adjustment for restructuring costs in Retail Division		11.2	11.2	7.1

> Adjustment for OPSM re-organization		0.7	9.6	6.7

> Adjustment for goodwill impairment charge							20.4	20.4	20.4

> Adjustment for tax provision related to discontined operations									(19.9)

Adjusted	6,222.5	1,135.9	820.9	455.6	0.99	5,798.0	1,034.2	732.6	402.7	0.88

Retail Division

	FY 2011					FY 2010
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,766.1	585.2	436.9	n.a.	n.a.	3,561.6	563.6	424.4	n.a.	n.a.

> Adjustment for restructuring costs in Retail Division		11.2	11.2

> Adjustment for OPSM re-organization		0.7	0.7

Adjusted	3,766.1	597.0	448.7	n.a.	n.a.	3,561.6	563.6	424.4	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	4Q 2010	4Q 2011	FY 2010	FY 2011

Net income/(loss) (+)	55.1	64.4	402.2	452.3

Net income attributable to non-controlling interest (+)	0.9	0.7	5.1	6.0

Provision for income taxes (+)	32.0	36.8	218.2	237.0

Other (income)/expense (+)	28.1	26.5	106.6	111.9

Depreciation & amortization (+)	56.2	94.4	281.7	323.9

EBITDA (=)	172.3	222.8	1,013.8	1,131.0

Net sales (/)	1,346.5	1,509.0	5,798.0	6,222.5

EBITDA margin (=)	12.8%	14.8%	17.5%	18.2%

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	4Q 2010	4Q 2011	FY 2010	FY 2011

Adjusted net income/(loss) (+)	55.6	72.7	402.7	455.6

Net income attributable to non-controlling interest (+)	0.9	0.7	5.1	6.0

Adjusted provision for income taxes (+)	32.0	39.3	218.2	247.4

Other (income)/expense (+)	28.1	26.5	106.6	111.9

Adjusted depreciation & amortization (+)	76.2	85.5	301.6	315.0

Adjusted EBITDA (=)	192.8	224.7	1,034.2	1,135.9

Net sales (/)	1,346.5	1,509.0	5,798.0	6,222.5

Adjusted EBITDA margin (=)	14.3%	14.9%	17.8%	18.3%

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Dec. 31, 2011	Dec. 31, 2010

Long-term debt (+)	2,244.6	2,435.1

Current portion of long-term debt (+)	498.3	197.6

Bank overdrafts (+)	193.8	158.6

Cash (-)	(905.1)	(679.9)

Net debt (=)	2,031.6	2,111.4

EBITDA	1,131.0	1,013.8

Net debt/EBITDA	1.8x	2.1x

Net debt @ avg. exchange rates (1)	1,944.4	2,116.2

Net debt @ avg. exchange rates (1)/EBITDA	1.7x	2.1x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Dec. 31, 2011	Dec. 31, 2010

Long-term debt (+)	2,244.6	2,435.1

Current portion of long-term debt (+)	498.3	197.6

Bank overdrafts (+)	193.8	158.6

Cash (-)	(905.1)	(679.9)

Net debt (=)	2,031.6	2,111.4

LTM EBITDA ADJ	1,135.9	1,034.2

Net debt/LTM EBITDA	1.8x	2.0x

Net debt @ avg. exchange rates (1)	1,944.4	2,116.2

Net debt @ avg. exchange rates (1)/LTM EBITDA	1.7x	2.0x

1. Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow net represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•                  Improve transparency for investors;

•                  Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                  Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  Properly define the metrics used and confirm their calculation; and

•                  Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                  Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

FY 2011
EBITDA (1)	1,136
r working capital	13
Capex	(307)

Operating cash flow	842
Financial charges (2)	(109)
Taxes	(229)
Extraordinary charges (3)	(8)

Free cash flow	496

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

4Q 2011
EBITDA (1)	225
r working capital	171
Capex	(110)

Operating cash flow	286
Financial charges (2)	(29)
Taxes	(99)
Extraordinary charges (3)	1

Free cash flow	158

1. EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2. Equals interest income minus interest expense

3. Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: February 29, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER